Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858
April 26, 2021	direct dial 202 508 5884 direct fax 202 204 5611 cgattuso@kilpatricktownsend.com

VIA EDGAR

Ms. Julia Griffith

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:            NorthEast Community Bancorp, Inc.

Registration Statement on Form S-1

Filed March 8, 2021

File No. 333-253982

Dear Ms. Griffith:

On behalf of NorthEast Community Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the above referenced Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended (the “Securities Act”), to indicate changes from the Registration Statement on Form S-1 filed on March 8, 2021 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on April 2, 2021 with respect to the Registration Statement. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Amended Registration Statement has been revised in response to such comments.

Summary, page 1

1.	Please provide an explanation of the criteria that RP Financial applied in determining the peer group for its valuation of NorthEast. Include information regarding size, asset mix and why the business of the peer group member was deemed to be similar to that of the company.

Response to Comment No. 1:

Please see the revised disclosure on page 5 of the prospectus included as part of the Amended Registration Statement.

Ms. Julia Griffith

U.S. Securities and Exchange Commission

April 26, 2021

2.	We note your disclosure that your business consists primarily of construction loans. Please balance the Summary disclosure by including the information that more than 20% of your portfolio is comprised of multifamily, mixed-use and non-residential real estate loans and 11.0% of your loan portfolio consists of commercial and industrial loans.

Response to Comment No. 2:

Please see the revised disclosure on pages 1 and 50 of the prospectus included as part of the Amended Registration Statement.

Risk Factors, page 17

3.	Please expand the competition risk factor on page 20 to provide greater specificity concerning the markets in which you compete for the various aspects of your business (such as construction, multifamily, commercial and industrial), the basis on which you compete and the relative size and strength of your competitors.

Response to Comment No. 3:

Please see the revised disclosure on page 19 of the prospectus included as part of the Amended Registration Statement.

Use of Proceeds, page 34

4.	We note the disclosure that Northeast Community Bancorp, Inc. in the future may use those funds to finance possible acquisitions and Northeast Community Bank may use the net proceeds for possible future expansion by acquiring additional branch offices. Please clarify if either have any current plans, and if not, please state that there are no current plans regarding acquisitions. Refer to Item 504 of Regulation S-K, Instruction 6.

Response to Comment No. 4:

Please see the revised disclosure on page 39 of the prospectus included as part of the Amended Registration Statement.

Ms. Julia Griffith

U.S. Securities and Exchange Commission

April 26, 2021

Our Business

Delinquencies, page 50

5.	Please update to the most recent practicable date the number of loans and aggregate balance that are on deferral, or advise.

Response to Comment No. 5:

Please see the updated disclosure regarding deferred loan payments in the “Recent Developments” section beginning on page 34 of the prospectus included as part of the Amended Registration Statement.

General

6.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Response to Comment No. 6:

Copies of the draft marketing materials and subscription order form and instructions that will be used in connection with the offering are attached as Exhibit 99.2 and Exhibit 99.3, respectively, to the Amended Registration Statement. Aside from these materials and the offering prospectus included as part of the Amended Registration Statement, the Company will not provide investors with any other written communications in connection with the offering.

*   *   *

Ms. Julia Griffith

U.S. Securities and Exchange Commission

April 26, 2021

If you have any questions or further comments on the Amended Registration Statement, please contact the undersigned at 202.508.5884.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Christina M. Gattuso

Christina M. Gattuso

Enclosures

cc:	Susan Block, U.S. Securities and Exchange Commission Kenneth A. Martinek, NorthEast Community Bancorp, Inc. Stephen F. Donahoe, Kilpatrick Townsend & Stockton LLP